SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2000

OR
[ ]	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________to_______

Commission file number: 0-10967

A.	Full title of the plan and the address of the plan if different from that of the issuer named below
FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
First Midwest Bancorp, Inc. 300 Park Boulevard Suite 405, P. O. Box 459 Itasca, Illinois 60143-0459 Page 1 of 17 Pages Exhibit Index on Page 2

REQUIRED INFORMATION

Financial Statements

Items 1 - 3.
Omitted in acccordance with Item 4.

Item 4.

The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). In accordance with item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

o	Report of Independent Auditors
o	Statements of Assets Available for Benefits
o	Statements of Changes in Assets Available for Benefits
o	Notes to Financial Statements
o	Supplemental Schedule

Exhibits

Consent of Ernst & Young LLP	Sequentially Numbered Page
17

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2000 and 1999

(With Report of Independent Auditors)

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

FORM 11-K

Years Ended December 31, 2000 and 1999

TABLE OF CONTENTS

Report of Independent Auditors	5

Financial Statements:
Statements of Assets Available for Benefits	6
Statements of Changes in Assets Available for Benefits	7
Notes to Financial Statements	8 - 10

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	11 - 15

Report of Independent Auditors

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at the end of the year as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

June 1, 2001

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN Statements of Assets Available for Benefits December 31, 2000 and 1999
	2000	1999
ASSETS
Cash	$1,154	$37
Investments, at fair value	98,168,695	101,157,966

Receivables:
Employer contributions	393,823	419,308
Participant contributions	790	-
Accrued investment income	489,089	451,565

Total receivables	883,702	870,873

Assets available for benefits	$99,053,551	$102,028,876

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN Statements of Changes in Assets Available for Benefits Years ended December 31, 2000 and 1999
	2000	1999

Additions:
Investment Income:
Dividends	$1,434,171	$1,180,479
Interest	1,051,607	1,040,973
Net appreciation
(realized and unrealized) in fair value of investments	238,336	12,148,761

Total investment income	2,724,114	14,370,213

Contributions:
Employer	2,965,674	2,983,257
Participants	2,844,651	2,960,758

Total contributions	5,810,325	5,944,015

Other Income	3,436	32,918

Total additions	8,537,875	20,347,146

Reductions:
Benefits and distributions to participants	11,506,300	9,034,810
Other payments	6,900	2,163

Total reductions	11,513,200	9,036,973

Change in net assets	(2,975,325)	11,310,173

Assets available for benefits, beginning of year	102,028,876	79,190,799

Transfer from Heritage Financial Services, Inc. Profit Sharing Plan and Trust
	-	11,527,904

Assets available for benefits, end of year	$99,053,551	$102,028,876

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2000 and 1999

1. Description of the Plan

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is provided for general information purposes. The Plan document provides more complete information about the Plan.

Background

First Midwest Bancorp, Inc. ("Company") established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time Company employees meeting certain age and length-of-service criteria.

Contributions and Benefit Payments

The Company's contribution to the Plan during 2000 and 1999 included a matching contribution of 2% of eligible participant compensation and a discretionary contribution of up to an additional 6% of eligible participant compensation. Company discretionary contributions are based upon performance of all subsidiaries and the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions and participants become vested in Company discretionary contributions over a period of seven years.

Contributions by participants of up to 10% of eligible compensation are allowed on a tax deferred basis under the provisions of Internal Revenue Code (the Code) Section 401(k), subject to certain limitations. Participant contributions (and earnings thereon) are fully vested.

Participants may direct their contributions as well as Company matching contributions and Company discretionary contributions to any of the investment options offered by the Plan.

Company contributions are reduced by any forfeitures during the year.

Investment of Plan Assets

A trust fund was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, First Midwest Trust Company, N.A., (Trustee), a subsidiary of the Company and a party-in-interest.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0-60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

2. Summary of Significant Accounting Policies

 Basis of Presentation

The accompanying financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

Investments are reported at fair value which, except for short-term investments and loans to participants, is determined using quoted market prices. Short-term investments and loans to participants are reported at cost and unpaid principal balance, respectively, which approximates market.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized and unrealized investment gains and losses.

Administrative Expense

Administrative expenses of the Plan are paid from the trust fund, to the extent they are not paid by the Company. Administrative expenses relating to participant loans totaling $6,900 and $2,163 were paid by the Plan's loan account for the years ended December 31, 2000 and 1999, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value by:
	Net Appreciation (Depreciation) in FairValue During the Year Ended December 31,

	2000	1999
Fair value as determined by quoted market price:
U.S. Government and government agency securities	$165,190	$(265,215)
Common stocks	1,579,908	9,148,950
Corporate bonds, debentures and notes	58,390	(124,810)
Mutual funds	(102,662)	33,386
Common trust funds	(1,462,490)	3,356,450
	$238,336	$12,148,761

Dividends received by the Plan on First Midwest common stock during 2000 and 1999 amounted to $1,312,874 and $1,107,513, respectively. Net (depreciation) appreciation on First Midwest Common Trust Funds amounted to ($1,462,490) and $3,356,450, respectively.

As of December 31, 2000 and 1999, the Plan held the following investments that comprised 5% or more of the Plan's net assets:

	Fair Value at December 31,

	2000	1999
Goldman Sachs Financial Square Prime #462	$10,691,602	$10,980,846
First Midwest Bancorp, Inc. Common Stock:
(1,625,303 shares December 31, 2000 and 1,813,922 shares at December 31, 1999)	$$46,727,461	$48,068,933
First Midwest Employee Benefit Equity Fund:
(811,852 units at December 31, 2000 and 889,567 units at December 31, 1999)	$18,800,992	$22,638,843

4. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service, dated June 22, 1996, stating that the Plan is qualified under the Code, as amended and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated since the previous determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, income of the related trust is exempt from tax under Section 501(a) of the Code.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.

6. Reconciliation to Form 5500

The financial information provided in the Plan's Form 5500 includes an accrual for benefits that are reportable by participants but have not been paid to them at the Plan year end. This amount was $1,569,020 for 2000 and $1,275,775 for 1999, respectively. In accordance with accounting principles generally accepted in the United States, this liability is not recognized in the accompanying financial statements.

Plan Acquisitions

On July 1, 1998, the Company acquired Heritage Financial Services, Incorporated whose principal subsidiary was Heritage Bank. The Heritage Financial Services, Incorporated Profit Sharing Plan ("Heritage Plan") was merged into the Plan on January 1, 1999. Assets of the Heritage Plan were transferred to the Plan, and were allocated to participants and beneficiaries in the same manner and amounts under the Plan as prescribed by ERISA.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN (Plan 002: 36-3161078) Schedule H, Line 4i - Schedule of Assets (Held At End of Year) December 31, 2000
		c. Description
a. (Note)	b. Identity of Issue	Maturity Date	Interest Rate	Par Value/ Number of Shares	d. Cost	e. Current Value
SHORT-TERM INVESTMENT
	Short-Term Investment Fund:
Goldman Sachs Financial Square Prime Fund #462			6.500%		$10,691,602	$10,691,602

U.S. GOVERNMENT AND GOVERNMENT AGENCY SECURITIES
	Long-Term Government and
	Goverment Agency Securities
	United States Treasury Note	08/15/02	6.375%	450,000	450,121	457,875
	United States Treasury Note	02/15/03	6.250%	250,000	248,558	255,391
	United States Treasury Note	02/15/04	5.875%	100,000	100,953	102,063
	United States Treasury Note	05/15/04	7.250%	100,000	102,094	106,469
	United States Treasury Note	08/15/04	7.250%	425,000	429,621	454,353
	United States Treasury Note	05/15/05	6.500%	300,000	306,602	316,595
	United States Treasury Note	05/15/06	6.875%	100,000	101,875	108,219
	United States Treasury Note	10/15/06	6.500%	450,000	462,086	480,375
	United States Treasury Note	02/15/07	6.250%	100,000	95,406	105,719
	United States Treasury Note	08/15/07	6.125%	525,000	542,539	552,891
	United States Treasury Note	05/15/08	5.625%	200,000	197,672	205,500
	United States Treasury Note	08/15/09	6.000%	250,000	250,703	263,985
	United States Treasury Note	02/15/10	6.500%	250,000	256,406	273,672
	Federal Home Loan Mortgage	07/15/04	6.250%	75,000	74,309	76,359
	Short-Term Government and
	Government Agency Securities
	United States Treasury Note	04/30/01	6.250%	250,000	253,750	250,469
	United States Treasury Note	08/31/01	6.500%	100,000	99,109	100,562
	United States Treasury Note	10/31/01	6.250%	175,000	177,906	175,984
	United States Treasury Note	11/30/01	5.875%	250,000	253,945	250,781
					4,403,655	4,537,262

See accompanying Report of Independent Auditors.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN (Plan 002: 36-3161078) Schedule H, Line 4i - Schedule of Assets (Held At End of Year) December 31, 2000
		c. Description
a. (Note)	b. Identity of Issue	Maturity Date	Interest Rate	Par Value/ Number of Shares	d. Cost	e. Current Value
CORPORATE BONDS
	ABN AMRO Bank	05/31/05	7.250%	100,000	$101,104	$103,200
	Citicorp	11/15/08	6.375%	250,000	254,147	243,225
	E. I. DuPont De Nemours & Co.	10/15/02	6.750%	150,000	152,686	152,085
	Ford Motor Credit Co.	04/28/03	6.125%	300,000	295,971	297,480
	General Electric Cap. Corp.	11/15/10	6.875%	200,000	198,720	210,080
	McDonald's Corp.	09/01/05	6.625%	150,000	149,552	151,725
	Merrill Lynch & Co., Inc.	08/17/02	7.375%	100,000	103,182	101,780
	Norwest Financial Inc.	04/15/05	7.500%	75,000	76,712	77,948
	Pacific Bell	07/15/04	7.000%	75,000	74,689	76,845
	Wal-Mart Stores, Inc.	03/01/03	6.375%	150,000	149,162	151,605
					1,555,925	1,565,973
COMMON STOCKS
	Abbott Laboratories			1,570	58,780	76,048
	Adobe Systems Inc.			1,370	59,321	79,718
	Agilent Technologies, Inc.			1,490	83,154	81,578
	Air Products & Chemicals, Inc.			780	29,131	31,980
	Allegheny Technologies Inc.			1,640	29,538	26,035
	Allergan Inc.			1,010	68,779	97,781
	Ambac Financial Group			1,180	46,509	68,809
	Amereda Hess Corp.			915	57,194	66,853
	American Express Co.			1,050	59,194	57,685
	American International Group, Inc.			1,514	83,996	149,224
	Analog Devices Inc.			950	87,831	48,629
	Anheuser-Busch Companies, Inc.			2,450	64,627	111,475
	Ariba Inc.			840	103,855	45,045
	Bed Bath and Beyond Inc.			2,210	52,240	49,449
	Bell South Corp.			2,250	98,215	92,111
	Best Buy Inc.			1,140	69,745	33,702
	Biomet Inc.			1,405	35,167	55,762
	Broadwing Inc.			3,850	104,012	87,830

See accompanying Report of Independent Auditors

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN (Plan 002: 36-3161078) Schedule H, Line 4i - Schedule of Assets (Held At End of Year) December 31, 2000
		c. Description
a. (Note)	b. Identity of Issue	Maturity Date	Interest Rate	Par Value/ Number of Shares	d. Cost	e. Current Value
	Brunswick Corp.			1,500	$32,249	$24,657
	CDW Computer Centers Inc.			900	47,831	25,088
	CIGNA Corp			460	36,781	60,858
	Cardinal Health Inc.			1,490	90,050	148,441
	Chevron Corporation			1,875	154,150	158,321
	Cisco Systems, Inc.			4,140	138,372	158,355
	Citigroup, Inc.			4,526	109,354	231,111
	Coors Adolph Co.			1,000	57,153	80,313
	Corning Inc.			920	52,330	48,588
	Cox Communications Inc.			1,310	60,800	60,998
	Danaher Corporation			500	27,623	34,187
	Darden Restaurants			1,450	27,623	33,169
	Delta Airlines Inc.			320	14,854	16,060
	Disney			2,750	101,651	79,579
	EMC Corp.			1,390	62,349	92,435
	Emerson Electric Corp.			520	29,000	40,983
	Energizer Holdings Inc.			2.860	62,334	61,132
	Exxon Mobil Corp.			1,627	78,783	141,448
	FMC Corp.			480	26,855	34,410
*	First Midwest Bancorp, Inc.			1,625,303	16,274,140	46,727,461
	Ford Motor Co.			1,250	29,477	29,297
	Forest Labs			1,060	119,829	140,847
	General Electric Corp.			5,730	112,969	274,685
	Golden West Financial Corp.			2,210	104,623	149,175
	Hartford Financial Service Group			980	70,907	69,212
	Helmerich & Payne Inc.			1,580	42,306	69,322
	Hewlett Packard Co.			2,360	134,667	74,489
	Intel Corporation			3,170	71,108	95,300
	Ivax Corp.			3,380	96,791	129,454
	Johnson Controls Inc.			730	40,347	37,960
	Juniper Networks Inc.			510	93,960	64,292
	KLA Tencor Corp.			1,830	87,080	61,649
	Keyspan Corp.			150	5,984	6,356
	Kimberly Clark Corp.			1,800	104,079	127,242
	Limited Inc.			2,260	55,010	38,562
	McGraw Hill Companies			770	40,622	45,141
See accompanying Report of Independent Auditors
FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN (Plan 002: 36-3161078) Schedule H, Line 4i - Schedule of Assets (Held At End of Year) December 31, 2000
		c. Description
a. (Note)	b. Identity of Issue	Maturity Date	Interest Rate	Par Value/ Number of Shares	d. Cost	e. Current Value
	Merck & Co., Inc.			2,040	151,953	190,995
	Merrill Lynch & Co. Inc			1,610	86,688	109,783
	Microsoft Corp..			2,810	160,597	121,884
	Minnesota Mining and Mfg. Co.			740	69,691	89,170
	Morgan, J.P. & Co. Inc.			890	121,527	147,295
	Morgan Stanley, Dean Witter			1,230	76,708	97,477
	Oracle Systems Corp.			2,840	103,308	82,539
	PMC-Sierra			520	74,721	40,885
	Paycheck Inc.			420	22,139	20,422
	Qwest Communications Intl. Inc.			2,390	113,528	97,691
	Reliant Energy Inc.			3,840	163,490	166,322
	Ryder Sys. Inc.			550	9,084	9,144
	SBC Communications Inc.			2,040	115,944	97,410
	Safeway, Inc.			1,030	40,240	64,375
	Sanmina Corp.			1,110	102,750	85,054
	Scientific Atlanta Inc.			1,170	63,170	38,099
	Sun Microsystems			3,650	171,066	101,744
	Sysco Corp.			4,340	76,209	130,200
	Tiffany & Co.			1,490	51,445	47,121
	Tyco Int'l Ltd. New			1,590	86,522	88,245
	United Technologies Corp.			1,270	68,785	99,854
	Veritas Software Corp.			810	92,980	70,875
	Washington Mutual Inc.			2,720	117,831	144,331
	Westvaco Corp.			1,120	34,699	32,691
	Williams Companies			1,520	70,241	60,706
					22,130,645	53,164,603

COMMON TRUST FUNDS

*	First Midwest Employee Benefit Equity Fund			811,852	14,064,828	18,800,992

*	First Midwest Employee Benefit Fixed Income Fund			269,267	3,258,518	3,994,463
See accompanying Report of Independent Auditors
FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN (Plan 002: 36-3161078) Schedule H, Line 4i - Schedule of Assets (Held At End of Year) December 31, 2000
		c. Description
a. (Note)	b. Identity of Issue	Maturity Date	Interest Rate	Par Value/ Number of Shares	d. Cost	e. Current Value

	Vanguard Total Stock Market Index Fund				1,892,733	1,780,894

	Vanguard Small Capitalization Index Fund				1,567,766	1,396,204

	Fidelity Diversified Fund				950,405	927,695
					21,734,250	26,900,248
LOANS TO PARTICIPANTS

	Participant Loans	Various	7% - 11%		—	1,309,007
					$60,516,077	$98,168,695
	NOTE: An asterisk in column a. denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.

See accompanying Report of Independent Auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 22, 2001

First Midwest Bancorp, Inc.
SAVINGS AND PROFIT SHARING PLAN

/s/ DONALD J. SWISTOWICZ
Donald J. Swistowicz
Member, Plan Committee and Principal Financial and Accounting Officer of First Midwest Bancorp, Inc.

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25136) pertaining to the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan of our report dated June 1, 2001 with respect to the financial statements and schedule of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

/s/Ernst & Young LLP

Chicago, Illinois
June 22, 2001